October 3, 2013

VIA EDGAR CORRESPONDENCE

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Comment Letter Dated October 3, 2013

Regarding Dole Food Company, Inc.

Amended Schedule 13E-3 filed by Dole Food Company, Inc., et al.

Filed October 1, 2013

File No. 005-33795

and

Revised Preliminary Proxy Statement on Schedule 14A

Filed October 1, 2013

File No. 001-04455

Dear Ms. Nguyen:

Dole Food Company, Inc. (“Dole,” the “Company,” “we” or “our”) is in receipt of the above captioned comment letter regarding the above referenced Amended Schedule 13E-3 (as amended, the “Schedule 13E-3”) and Revised Preliminary Proxy Statement on Schedule 14A (as revised, the “Proxy Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience this letter is formatted to reproduce your numbered comments in bold italicized text, followed by responses on behalf of the Company.

We have filed today with the Securities and Exchange Commission (the “Commission”) via EDGAR Amendment No. 4 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) and Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) that incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. All page references in the responses set forth below refer to pages of the Amended Schedule 13E-3 and the Amended Proxy Statement, as applicable. Defined terms used but not defined herein have the meanings specified in the Amended Proxy

Loan Lauren P. Nguyen

Securities and Exchange Commission

October 3, 2013

Statement. For your convenience, we have included with this letter marked copies of the Amended Schedule 13E-3 and Amended Proxy Statement.

Amended Schedule 13E-3

1.	We note that you have requested confidential treatment for Exhibit (b)(2). We will provide comments on your request separately.

We appreciate the Staff’s consideration of our confidential treatment request for Exhibit (b)(2) to the Amended Schedule 13E-3 and acknowledge that comments with respect to such request will be provided separately.

Revised Preliminary Proxy Statement on Schedule 14A

Special Factors, page 12

Background of the Merger and Special Committee Proceedings, page 12

2.	We note your response to our prior comment 8 and reissue in part. Please disclose more specifically the Special Committee’s reasons for rejecting each alternative considered. Explain “the feasibility of and difficulty associated with executing” the alternatives.

In response to the Staff’s comment, we have revised the disclosure on page 18 of the Amended Proxy Statement regarding the Special Committee’s rejection of alternatives considered.

3.	We note your revised disclosure on page 27 to the effect that the Special Committee considered as a factor supporting its decision “the fact that it is a non-waivable condition to the closing of the merger that the merger agreement be adopted by stockholders holding a majority of the outstanding shares of Dole common stock held by Disinterested Stockholders (other than Dole’s directors and executive officers)[.]” (emphasis added)

See also the second-to-last bullet point on page 29. Given that the Special Committee made its recommendation on August 11, 2013, please reconcile the disclosure concerning this particular reason for the recommendation with the disclosure on page 25 to the effect that the parties modified the shareholder approval condition in the merger agreement on September 19, 2013. For instance, if the Special Committee confirmed its recommendation following the amendment to the merger agreement, please clarify.

In response to the Staff’s comment, we have revised the disclosure on page 25 of the Amended Proxy Statement as requested to clarify that the Special Committee considered and approved Amendment No. 2 to the merger agreement.

Loan Lauren P. Nguyen

Securities and Exchange Commission

October 3, 2013

Opinion of Financial Advisor to the Special Committee, 31

4.	We note your response to our prior comment 17 and reissue. For each of the financial analyses described, please explain more clearly, including underlying data, how Lazard arrived at the results.

In response to the Staff’s comment, we have revised the disclosure on pages 33-36 of the Amended Proxy Statement as requested to explain more clearly how Lazard arrived at its results.

[Remainder of page intentionally left blank]

The Company, and each of the other filing persons, acknowledges that:

•	each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Dole, feel free to call me at 818-879-6801.

Sincerely,

Dole Food Company, Inc.

By:	/s/ C. Michael Carter
Name: C. Michael Carter
Title: President & COO

David H. Murdock

By:	/s/ David H. Murdock
Name: David H. Murdock

DFC Holdings, LLC

By:	/s/ David H. Murdock
Name: David H. Murdock
Title: Manager

DFC Merger Corp.

By:	/s/ David H. Murdock
Name: David H. Murdock
Title: President

(Signatures continue on the next page)

Castle & Cooke Investments, Inc.

By: /s/ Scott Griswold

Name: Scott Griswold

Title: Executive Vice President

Castle & Cooke Holdings, Inc.

By: /s/ Scott Griswold

Name: Scott Griswold

Title: Executive Vice President

David H. Murdock Living Trust dated

May 28, 1986, as amended

By: /s/ David H. Murdock

Name: David H. Murdock

Title: Trustee

cc:	Jonathan K. Layne (Gibson, Dunn & Crutcher LLP)

Alison Ressler (Sullivan & Cromwell LLP)

Peter Tennyson (Paul Hastings LLP)